FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 03 January 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1.   Holding(s) in Company
2.   Holding(s) in Company
3.   Holding(s) in Company



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date: 03 January 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Holding(s) in Company released on 14 December 2005
2.                          Holding(s) in Company released on 20 December 2005
3.                          Holding(s) in Company released on 23 December 2005

Exhibit No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Barclays PLC



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York                                                  40,351
BARCLAYS CAPITAL NOMINEES                                         -642,513
BARCLAYS CAPITAL NOMINEES                                         3,211,322
BARCLAYS CAPITAL NOMINEES                                         -696,194
BARCLAYS CAPITAL NOMINEES                                         624,344
Barclays Global Investors Canada                                  30,780
Barclays Trust & Co & Others                                      1,282
Barclays Trust Co R69                                             1,729
BNP PARIBAS                                                       263,742
CHASE NOMINEES LTD                                                611,028
CHASE NOMINEES LTD                                                28,062,995
CHASE NOMINEES LTD                                                351,918
CHASE NOMINEES LTD                                                442,288
CIBC MELLON GLOBAL SECURITIES                                     175,284
Clydesdale Nominees - HGB0125                                     4,080
Clydesdale Nominees - HGB0125                                     347
INVESTOR BANK AND TRUST CO                                        1,474,322
INVESTOR BANK AND TRUST CO                                        63,936
INVESTOR BANK AND TRUST CO                                        95,391
INVESTOR BANK AND TRUST CO                                        3,575,533
INVESTOR BANK AND TRUST CO                                        4,734
INVESTOR BANK AND TRUST CO                                        5,114
INVESTOR BANK AND TRUST CO                                        48,330
INVESTOR BANK AND TRUST CO                                        8,836,382
INVESTOR BANK AND TRUST CO                                        557,579
INVESTOR BANK AND TRUST CO                                        30,976
INVESTOR BANK AND TRUST CO                                        1,505,165
INVESTOR BANK AND TRUST CO                                        5,158
INVESTOR BANK AND TRUST CO                                        54,925
INVESTOR BANK AND TRUST CO                                        294,464
INVESTOR BANK AND TRUST CO                                        2,728,108
INVESTOR BANK AND TRUST CO                                        15,321
INVESTOR BANK AND TRUST CO                                        122,383
INVESTOR BANK AND TRUST CO                                        1,425,232
INVESTOR BANK AND TRUST CO                                        105,633
JP MORGAN (BGI CUSTODY)                                           320,553
JP MORGAN (BGI CUSTODY)                                           32,023
JP MORGAN (BGI CUSTODY)                                           636,668
JP MORGAN (BGI CUSTODY)                                           1,007,660
JP MORGAN (BGI CUSTODY)                                           69,381
JP MORGAN (BGI CUSTODY)                                           333,610
JP MORGAN (BGI CUSTODY)                                           560,530
JP MORGAN (BGI CUSTODY)                                           11,676,020
JP MORGAN (BGI CUSTODY)                                           22,707
JPMORGAN CHASE BANK                                               5,101
JPMORGAN CHASE BANK                                               72,048
JPMORGAN CHASE BANK                                               76,296
JPMORGAN CHASE BANK                                               17,206
JPMORGAN CHASE BANK                                               78,611
JPMORGAN CHASE BANK                                               86,483
JPMORGAN CHASE BANK                                               16,164
JPMORGAN CHASE BANK                                               81,718
JPMORGAN CHASE BANK                                               21,008
JPMORGAN CHASE BANK                                               292,052
JPMORGAN CHASE BANK                                               56,496
JPMORGAN CHASE BANK                                               6,011
JPMORGAN CHASE BANK                                               16,979
JPMORGAN CHASE BANK                                               537,359
JPMORGAN CHASE BANK                                               334,119
JPMORGAN CHASE BANK                                               64,068
JPMORGAN CHASE BANK                                               97,264
JPMORGAN CHASE BANK                                               982,654
JPMORGAN CHASE BANK                                               35,531
JPMORGAN CHASE BANK                                               910,953
JPMORGAN CHASE BANK                                               5,393
JPMORGAN CHASE BANK                                               51,355
JPMORGAN CHASE BANK                                               1,536,932
Master Trust Bank                                                 91,562
Mellon Trust - US Custodian                                       41,695
Mellon Trust  - US Custodian                                      426,346
Mellon Trust of New England                                       505,959
MITSUBISHI TRUST INTERNATIONAL                                    56,582
Mitsui Asset                                                      6,784
NORTHERN TRUST BANK - BGI SEPA                                    662,479
NORTHERN TRUST BANK - BGI SEPA                                    147,030
NORTHERN TRUST BANK - BGI SEPA                                    573,229
STATE STREET BANK & TRUST - WI                                    468,315
STATE STREET BOSTON                                               299,714
STATE STREET TRUST OF Canada                                      199,539
Sumitomo TB                                                       30,427
The Northern Trust Company - U                                    286,264
Trust & Custody Services Bank                                     5,766
TOTAL                                                             77,294,113


5. Number of shares / amount of stock acquired


N/A



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


36,504,759



8. Percentage of issued class


3.22%



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known



11. Date company informed


13 December 2005



12. Total holding following this notification


77,294,113



13. Total percentage holding of issued class following this notification


6.83%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


14 December 2005



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 2

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Franklin Resources Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London                             2,266,090
Cede                                                 5,041,780
JP Morgan Chase Nominees Ltd                         24,002,884
Citibank London                                      227,300
Clydesdale Bank PLC                                  1,496,050
Euroclear Bruxelles                                  75,470
HSBC Bank                                            1,450,264
Mellon Bank NA London                                9,384,842
Northern Trust Company                               3,693,372
Royal Trust Corp of Canada                           3,818,731
State Street Nominees Ltd                            4,110,087
Total                                                55,566,870


5. Number of shares / amount of stock acquired


N/a



6. Percentage of issued class


N/a



7. Number of shares / amount of stock disposed


8,709,488



8. Percentage of issued class


0.77%



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known



11. Date company informed


20 December 2005



12. Total holding following this notification


55,566,870



13. Total percentage holding of issued class following this notification


4.91%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


20 December 2005



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc



2. Name of shareholder having a major interest


Fidelity Investments



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


FMR Corp
Fidelity International Limited
Edward C Johnson 3d



5. Number of shares / amount of stock acquired


N/A



Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


11,422,231



8. Percentage of issued class


1.01%



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known





11. Date company informed


23 December 2005



12. Total holding following this notification


32,750,746



13. Total percentage holding of issued class following this notification


2.90%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


23 December 2005



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.